September 6, 2012

Stephanie J. Ciboroski
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7561

Re:	Santander Mexico Financial Group, S.A.B. de C.V. Registration Statement on Form F-1 Filed August 30, 2012 File No. 333-183409

Dear Ms. Ciboroski:

By letter dated August 31, 2012, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Registration Statement on Form F-1 (the “Registration Statement”) of Santander Mexico Financial Group, S.A.B. de C.V. (the “Company”) relating to a proposed offering in the United States of the Company’s American Depositary Shares (the “ADS”) representing Series B shares. On September 4, 2012, we submitted Amendment No. 2 to the Registration Statement marked to show changes from the Registration Statement filed via EDGAR on August 30, 2012 and our responses to your comments.  In addition, we filed Amendment No. 2 to the Registration Statement concurrently via EDGAR.

We are submitting this letter to supplement our prior response to the Staff’s comment 5 contained in the letter we submitted to the Staff on September 4, 2012.  As required by IAS 39, paragraph AG 87, in our IFRS financial statements at dates and for periods ending after June 30, 2012, we will disaggregate the assessments of loan impairment reserves for each product into pools of loans with similar credit characteristics, including but not limited to type of loan, performing and renegotiated status, credit scores, location of borrower, and any other risk factors that we determine to be indicative of a borrower’s ability to pay.  Loan impairment reserves will be determined on a pool-by-pool basis regardless of whether aggregation of certain pools would have no material effect on our provisions for loan losses.

Stephanie J. Ciboroski
Securities and Exchange Commission

We supplementally advise the Staff that nonperforming loans are evaluated separately from performing loans in that they are assigned a probability of default of 100%.  We further advise the Staff that for each period presented in the financial statements included in the Registration Statement, we have re-assessed loan impairment reserves on a fully disaggregated basis as required by paragraph AG 87 of IAS 39 and determined that such assessment would not have a material impact, either quantitatively or qualitatively, on our allowances for loan losses and provisions for loan losses at the dates and for the periods presented.

Stephanie J. Ciboroski
Securities and Exchange Commission

* * * *

Should you have any questions about the responses contained herein, please contact Nicholas A. Kronfeld of Davis Polk & Wardwell LLP at 212-450-4950.  If you have any questions or comments on accounting matters relating to the Registration Statement, please feel free to contact Guillermo Roa at Galaz, Yamazaki, Ruiz Urquiza, S.C., member firm of Deloitte Touche Tohmatsu Limited, by telephone at (52-55) 5080-6086 or by facsimile at (521-55) 5452-2898.

Very truly yours, /s/ Eduardo Fernández García-Travesí Eduardo Fernández García-Travesí General Counsel Grupo Financiero Santander México, S.A.B. de C.V.

Enclosures

CC:	Pedro José Moreno Cantalejo (Grupo Financiero Santander México, S.A.B. de C.V.)
Nicholas A. Kronfeld (Davis Polk & Wardwell LLP)
Stuart K. Fleischmann (Shearman & Sterling LLP)
Luis Nicolau (Ritch Mueller, S.C.)
Rafael Robles (Bufete Robles Miaja, S.C.)
Guillermo Roa (Galaz, Yamazaki, Ruiz Urquiza, S.C., member firm of Deloitte Touche Tohmatsu Limited)